# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lion Group Holding Ltd., CIK 0001806524
CUSIP: 53620U102
Title of class of securities: Class A Ordinary Shares represented by American Depositary Shares
Address of issuer's principal executive offices: 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Lobby C, Singapore, Singapore (U0), 408574
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- ATW Opportunities Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Master Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 277,558; sole dispositive power 0; shared dispositive power 277,558; aggregate amount beneficially owned 277,558 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Lion Group Holding Ltd.
Address of issuer's principal executive offices:
10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Lobby C
Singapore, U0 408574

## Item 2. Person Filing
Name of person filing:
ATW Opportunities Master Fund, L.P.*
ATW Opportunities Master Fund II, LP*
ATW Master Fund V LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW Opportunities Master Fund, L.P. - Delaware
ATW Opportunities Master Fund II, LP - Delaware
ATW Master Fund V LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Opportunities Master Fund, L.P. - 277,558*
ATW Opportunities Master Fund II, LP - 277,558*
ATW Master Fund V LP - 277,558*
ATW Partners Opportunities Management, LLC - 277,558*
Kerry Propper - 277,558*
Antonio Ruiz-Gimenez - 277,558*

*The Class A ordinary shares represented by American Depositary Shares (the "Shares") of Lion Group Holdings Ltd (the "Issuer") reported herein represents Shares held directly by ATW Opportunities Master Fund, L.P. and the approximate number of Shares that ATW Opportunities Master Fund, L.P., ATW Opportunities Master Fund II, LP, and ATW Master Fund V LP (collectively, the "Funds") can acquire through the exercise of warrants and/or convertible debt. ATW Partners Opportunities Management, LLC serves as the investment manager to the Funds (the "Adviser"). Antonio Ruiz-Gimenez and Kerry Propper are the control persons of the Adviser (the "Control Persons", and collectively with the Funds and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein.

As of the start of the trading day which required this filing, (i) ATW Opportunities Master Fund, L.P. held 115,647 Shares and certain warrants; (ii) ATW Opportunities Master Fund II, LP held certain warrants and convertible debt; and (iii) ATW Master Fund V LP held certain convertible debt. Each of the aforementioned convertible debt and warrants can ultimately be exercisable into Shares and are subject to a blocker which prevents the Funds from exercising its warrants and convertible debt to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Funds, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise and/or conversion (the "Blocker"). As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer's Form 20-F filed on April 30, 2025 that there were 1,281,237,399 Class A Ordinary Shares outstanding as of December 31, 2024 (and accounting for any stock splits or other corporate actions) plus the approximate total number of Shares that the Reporting Persons have acquired and/or can acquire upon the exercise of warrants and/or convertible debt subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act. For the sake of clarity, the number of Shares reported herein are in the form of American Depositary Shares.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein.
Percent of class:
ATW Opportunities Master Fund, L.P. - 9.9%
ATW Opportunities Master Fund II, LP - 9.9%
ATW Master Fund V LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
ATW Opportunities Master Fund, L.P. - 0
ATW Opportunities Master Fund II, LP - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW Opportunities Master Fund, L.P. - 277,558*
ATW Opportunities Master Fund II, LP - 277,558*
ATW Master Fund V LP - 277,558*
ATW Partners Opportunities Management, LLC - 277,558*
Kerry Propper - 277,558*
Antonio Ruiz-Gimenez - 277,558*
Sole power to dispose or to direct the disposition:
ATW Opportunities Master Fund, L.P. - 0
ATW Opportunities Master Fund II, LP - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW Opportunities Master Fund, L.P. - 277,558*
ATW Opportunities Master Fund II, LP - 277,558*
ATW Master Fund V LP - 277,558*
ATW Partners Opportunities Management, LLC - 277,558*
Kerry Propper - 277,558*
Antonio Ruiz-Gimenez - 277,558*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Opportunities Master Fund, L.P.: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (07/09/2025)
- ATW Opportunities Master Fund II, LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (07/09/2025)
- ATW Master Fund V LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (07/09/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, Managing Member (07/09/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (07/09/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (07/09/2025)